UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-6563

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAFECO 401(k)/PROFIT SHARING RETIREMENT PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Safeco Corporation

Safeco Plaza

1001 4th Avenue

Seattle, Washington 98154

Safeco 401(k)/Profit Sharing Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2007 and 2006

EX-23.1: Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Benefit Plans Investment and Administrative Committee

Safeco 401(k)/Profit Sharing Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Safeco 401(k)/Profit Sharing Retirement Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Seattle, Washington

June 20, 2008

Safeco 401(k)/Profit Sharing Retirement Plan

Statements of Net Assets Available for Benefits

(In Thousands)

	December 31
	2007	2006
Assets
Investments, at fair value	$1,138,148	$1,146,351
Receivables:
Company contributions	1,822	22,398
Participant contributions	1,236	1,208
Interest and dividends	511	689
Investment securities sold	1,312	5,331

Total receivables	4,881	29,626
Cash	7	6

Total assets	1,143,036	1,175,983
Liabilities
Investment securities purchased	3,222	3,380
Excess contribution payable	15	135
Other liabilities	60	—

Total liabilities	3,297	3,515

Net assets available for benefits at fair value	1,139,739	1,172,468
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	495	2,144

Net assets available for benefits	$1,140,234	$1,174,612

See accompanying notes.

Safeco 401(k)/Profit Sharing Retirement Plan

Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31
	2007	2006
Additions to net assets attributed to
Investment income:
Interest	$10,589	$10,196
Dividends	11,734	9,999
Net appreciation in fair value of investments	19,619	99,180

	41,942	119,375
Contributions:
Company	23,923	46,145
Participants	33,845	35,491

	57,768	81,636

Total additions	99,710	201,011
Deductions from net assets attributed to
Benefits paid to participants	133,768	136,350
Administrative expenses	320	325

Total deductions	134,088	136,675

Net change	(34,378)	64,336
Net assets available for benefits:
Beginning of year	1,174,612	1,110,276

End of year	$1,140,234	$1,174,612

See accompanying notes.

Safeco 401(k)/Profit Sharing Retirement Plan

Notes to Financial Statements

December 31, 2007

(Dollar Amounts in Thousands)

1. Description of the Plan

The following description of the Safeco 401(k)/Profit Sharing Retirement Plan (the Plan) provides only general information. For a complete description of the Plan’s provisions, refer to the Plan document. Effective January 1, 2008, the name of the Plan changed to the Safeco 401(k) Plan.

General

The Plan is sponsored by Safeco Corporation (the Company) as a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan covers all eligible salaried employees of the Company. Employees may participate in the Plan, for purposes of voluntary employee contributions, immediately upon hire. After completing one year and at least 1,000 hours of service, employees are eligible for Company matching of employee contributions, as well as Company guaranteed and profit sharing contributions, as defined in the Plan document. Effective January 1, 2008, employees are eligible to receive Company matching contributions immediately upon hire.

Contributions

Participants may contribute any whole percentage of their eligible compensation, as defined in the Plan document, to the Plan. These contributions may be designated by the participant as pre-tax, after-tax, or a combination thereof. Participants may also contribute certain amounts representing distributions from other qualified plans.

For eligible participants, the Company matches 66.67% of the first 6% of participants’ earnings, as defined in the Plan document, contributed to the Plan. The Company also makes a guaranteed contribution equal to 3% of compensation on behalf of each eligible participant. Effective January 1, 2008, matching contributions increased to 100% of the first 6% of participants’ earnings contributed to the Plan.

The Company also may make profit sharing contributions. The Company authorized profit sharing contributions of $19,842 in 2006 but did not authorize profit sharing contributions in 2007. Effective January 1, 2008, the profit sharing contribution feature is discontinued.

Forfeitures are used to offset Company contributions.

Safeco 401(k)/Profit Sharing Retirement Plan

Notes to Financial Statements (continued)

(Dollar Amounts in Thousands)

1. Description of the Plan (continued)

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan, including the Safeco Stock Ownership Fund (SSOF). Participants may not direct more than 15% of future contributions into the SSOF, and may not realign in excess of 15% of their total account value into the SSOF. Participants may change the allocation of contributions and transfer account balances at any time by contacting the Plan recordkeeper.

Total participant contributions in any calendar year are limited by the Internal Revenue Code (the Code). Participant contributions in excess of these limits are reflected as a liability in these financial statements as they are returned to the participants.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, related matching contributions, guaranteed contributions, and allocations of: (i) profit sharing contributions (if any), and (ii) Plan earnings. Allocations of profit sharing contributions are based on the participant’s annual compensation as a percentage of all participants’ compensation for the year. Allocations of earnings are based on the participant’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Payment of Benefits

Participants are vested immediately in their contributions and Company guaranteed contributions. Participants become fully vested in matching and profit sharing contributions after the completion of five years of service, or on the date the participant dies, becomes disabled (as defined in the Plan document), or attains age 65, provided the participant is an employee on such date. Effective January 1, 2008, all matching contributions to the Plan will be immediately 100% vested.

Pretax participant contributions may be distributed only upon termination of employment or attaining age 59 1/2, unless the participant qualifies for a hardship withdrawal. After-tax and certain vested matching contributions may be withdrawn while a participant is still employed, but will result in a six-month suspension of participation in the Plan.

Safeco 401(k)/Profit Sharing Retirement Plan

Notes to Financial Statements (continued)

(Dollar Amounts in Thousands)

1. Description of the Plan (continued)

Upon termination of employment for any reason, a participant is eligible to receive a lump-sum amount equal to the value of his or her vested account balances, a partial lump-sum distribution (up to four times a year), fixed-term installments (not to exceed the lesser of 20 years or the participant’s, or surviving spouse’s, life expectancy), or life expectancy installments. If a participant chooses to receive a lump-sum amount, he or she may elect to receive a portion of his or her distribution in shares of the Company’s common stock, to the extent invested in such stock. Eligible participants may commence benefit payments at any time by contacting the Plan recordkeeper. Benefit payments are recorded when paid and may vary significantly from year to year.

Participant Loans

Participants may borrow from their combined participant and vested matching contribution balances (available balance). Loan amounts range from a minimum of $1 up to a maximum of $50, or 50% of their available balance, whichever is less. Loans are secured by the available balance in the participant’s account and bear interest at rates that are determined based on the prime corporate lending rate, plus one percentage point. Only one loan may be outstanding at any time. Principal and interest are repaid ratably through payroll deductions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual method of accounting.

The Company made certain reclassifications to prior-year amounts for consistency with the current-year presentation. These reclassifications did not affect net assets available for benefits or the change in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates that may affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Safeco 401(k)/Profit Sharing Retirement Plan

Notes to Financial Statements (continued)

(Dollar Amounts in Thousands)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair values of registered investment companies (mutual funds), common stocks, and employer securities are stated at the last reported sales price as reported on a national securities exchange or market or, in the case of securities traded in the over-the-counter market and listed securities for which no sale was reported on a given date, at the last quoted bid price.

Investments in common/collective trust funds are valued based on the quoted unit value of the funds, which is determined by the Plan’s trustee based on the value of the common/collective trust funds’ net assets. Wells Fargo Stable Return Fund G has invested a portion of its net assets in fully benefit-responsive investment contracts. The fully benefit-responsive contracts are stated at fair value and then adjusted to contract value by the trustee.

The Plan has investments in two nonpooled separate accounts in which the Plan has 100% interest in the underlying investment. The investments consist of common stocks and interest-bearing cash.

Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Expenses

Administrative expenses related to the operation of the Plan may be paid by the Plan or by the Company. All administrative expenses, except loan initiation, investment management, and certain trustee fees, were paid by the Company.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. The Company is evaluating the effects of SFAS 157; however, it is not expected to have a material impact on the Plan’s financial statements.

Safeco 401(k)/Profit Sharing Retirement Plan

Notes to Financial Statements (continued)

(Dollar Amounts in Thousands)

3. Investments

The Plan’s investments are held in trust by Wells Fargo Bank, N.A. Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2007	2006
Vanguard Total Stock Market Index Fund	$266,404	$262,780
Wells Fargo Stable Return Fund G	142,206	149,099
American Europacific Growth Fund	110,671	84,903
American Growth Fund of America	98,996	86,388
Wells Fargo Total Return Bond Fund G (1)	97,668	—
Safeco Corporation common stock	95,608	125,836
Vanguard Total Bond Market Index Fund	75,888	73,021
Goldman Sachs Small Cap Value Fund	59,037	66,313
Wells Fargo Advantage Total Return Bond Fund (1)	—	96,971
Hotchkis & Wiley Large Cap Value Fund (2)	—	93,652

(1)	Effective December 13, 2007, the Wells Fargo Advantage Total Return Bond Fund converted to the Wells Fargo Total Return Bond Fund G.

(2)	Effective December 13, 2007, the Hotchkis & Wiley Large Cap Value Fund converted to the Large Cap Value Fund, an account separately managed for the Plan by Hotchkis & Wiley Capital Management.

The following table presents the net change in the fair value of investments:

	Year Ended December 31
	2007	2006
Common/collective trusts	$7,951	$7,116
Common stocks	(1,004)	—
Mutual funds	24,906	81,079
Safeco Corporation common stock	(12,234)	10,985

Net appreciation in fair value of investments	$19,619	$99,180

Safeco 401(k)/Profit Sharing Retirement Plan

Notes to Financial Statements (continued)

(Dollar Amounts in Thousands)

3. Investments (continued)

Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4. Plan Amendment or Termination

The Company may amend the Plan at any time. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

5. Party-in-Interest Transactions

The SSOF includes shares of the Company’s common stock (Safeco stock). The Plan’s investment in Safeco stock represents approximately 8.4% and 11.0% of the Plan’s net assets at December 31, 2007 and 2006, respectively. The Plan made sales of Safeco stock totaling $17,994 and $31,431 in 2007 and 2006, respectively. There were no purchases of Safeco stock in 2007 or 2006. The Plan received dividend income from Safeco stock of $2,658 and $2,527 in 2007 and 2006, respectively.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 10, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated subsequent to the issuance of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Company believes the Plan is designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Safeco 401(k)/Profit Sharing Retirement Plan

Notes to Financial Statements (continued)

(Dollar Amounts in Thousands)

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to the Form 5500:

December 31, 2007
Net assets available for benefits per the financial statements	$1,140,234
Less: adjustment from fair value to contract value for fully benefit- responsive investment contracts	(495)

Net assets available for benefits per the Form 5500	$1,139,739

The following is a reconciliation of net investment income per the financial statements for the year ended December 31, 2007, to the Form 5500:

Year Ended December 31, 2007
Net investment income per the financial statements	$41,942
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(495)

Net investment income per the Form 5500	$41,447

8. Subsequent Event

On April 23, 2008, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with Liberty Mutual Insurance Company, a Massachusetts stock insurance company (Liberty Mutual), and Big Apple Merger Corporation, a Washington corporation and wholly owned subsidiary of Liberty Mutual. The Merger Agreement has been approved by the Company’s and Liberty Mutual’s respective Boards of Directors. The consummation of the merger is subject to a number of customary closing conditions. The effect this acquisition will have on the Plan has not been determined.

Safeco 401(k)/Profit Sharing Retirement Plan

EIN: 91-0742146, Plan Number: 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2007

(Dollar Amounts in Thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par, and Maturity Date		(e) Current Value
	Common/collective trusts
*	Wells Fargo Short-Term Investment Fund G	9,001,171	units	$9,001
*	Wells Fargo Total Return Bond Fund G	4,074,472	units	97,668
*	Wells Fargo Stable Return Fund G	3,329,171	units	142,206

	Total common/collective trusts			248,875
	Common stocks
	Acme Packet, Inc.	4,400	shares	55
	Administaff, Inc.	8,300	shares	235
	Advanced Energy Industries, Inc.	15,800	shares	207
	Aeropostale, Inc.	15,600	shares	413
	AK Steel Holding Corporation	9,100	shares	421
	Align Technology, Inc.	5,900	shares	98
	Alkermes, Inc.	26,800	shares	418
	Allegiant Travel Company	3,600	shares	116
	Altria Group, Inc.	15,600	shares	1,179
	AMCOL International Corporation	10,700	shares	386
	Amedisys, Inc.	11,400	shares	553
	American Oriental Bioengineering, Inc.	20,300	shares	225
	American Railcar Industries, Inc.	2,900	shares	56
	Anixter International Inc.	5,600	shares	349
	ArthroCare Corporation	6,600	shares	317
	Aspen Technology, Inc.	7,200	shares	117
	Astec Industries, Inc.	9,300	shares	346
	Atheros Communications, Inc.	10,700	shares	327
	Atwood Oceanics, Inc.	4,700	shares	471
	Autonation, Inc.	53,900	shares	844
	Bank of America Corporation	44,300	shares	1,828
	Benchmark Electronics, Inc.	10,200	shares	181
	Blue Coat Systems, Inc.	20,700	shares	680
	BMC Software, Inc.	52,000	shares	1,853
	Bois d’Arc Energy, Inc.	21,400	shares	425
	Bristol Myers Squibb Co.	30,300	shares	804
	Bruker Corporation	28,100	shares	374
	CA, Inc.	154,900	shares	3,865
	Capella Education Company	10,700	shares	700
	Centennial Communications Corp.	42,600	shares	396
	Centex Corporation	47,400	shares	1,197
	Central European Distribution	7,000	shares	407
	Chemed Corporation	6,800	shares	380
	Chevron Corporation	20,000	shares	1,867
	Children’s Place Retail Stores, Inc.	6,800	shares	176
	CIBER, Inc.	25,300	shares	155

Safeco 401(k)/Profit Sharing Retirement Plan

EIN: 91-0742146, Plan Number: 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(Dollar Amounts in Thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par, and Maturity Date		(e) Current Value
	Cinemark Holdings, Inc.	5,900	shares	$100
	Citigroup Inc.	55,700	shares	1,640
	Cleveland-Cliffs Inc.	3,400	shares	343
	Cogo Group, Inc.	20,200	shares	325
	Comerica Incorporated	18,000	shares	784
	CommVault Systems, Inc.	4,200	shares	89
	CompX International Inc.	5,100	shares	75
	Comstock Resources, Inc.	12,000	shares	408
	COMSYS IT Partners, Inc.	6,900	shares	109
	Comtech Telecomm Corp.	1,900	shares	103
	CorVel Corporation	1,600	shares	37
	Covidien Ltd.	29,000	shares	1,284
	CPI International, Inc.	4,700	shares	80
	Cymer, Inc.	2,800	shares	109
	Darwin Professional Underwriters, Inc.	17,500	shares	423
	Deckers Outdoor Corporation	1,500	shares	233
	Delek US Holdings, Inc.	6,300	shares	127
	Denny’s Corporation	41,100	shares	154
	Diodes Incorporated	3,600	shares	108
	Dover Downs Gaming & Entertainment, Inc.	4,400	shares	50
	Drew Industries, Inc.	10,600	shares	290
	Dril-Quip, Inc.	9,800	shares	545
	Dycom Industries, Inc.	11,200	shares	298
	Eastman Chemical Company	50,000	shares	3,055
	Electronic Data System Corporation	182,600	shares	3,785
	Eli Lilly & Co.	45,600	shares	2,435
	EMS Technologies, Inc.	17,900	shares	541
	Entergy Corporation	11,500	shares	1,374
	EPIQ Systems, Inc.	4,600	shares	80
	eResearch Technology, Inc.	9,600	shares	113
	Esterline Technologies Corporation	7,600	shares	393
	Exelon Corporation	38,900	shares	3,176
	EZCORP, Inc.	8,800	shares	99
	First Advantage Corporation	3,800	shares	63
	First Mercury Financial Corporation	19,300	shares	471
	First Solar, Inc.	3,200	shares	855
	FPL Group, Inc.	17,400	shares	1,179
	Freddie Mac	83,600	shares	2,848
	Genworth Financial, Inc.	96,900	shares	2,466
	Greif, Inc.	7,300	shares	477
	Gulf Island Fabrication, Inc.	5,400	shares	171
	HealthSpring, Inc.	17,700	shares	337
	Helix Energy Solutions Group Inc.	14,100	shares	585
	Hudson Highland Group, Inc.	19,600	shares	165
	Hurco Companies, Inc.	2,300	shares	100

Safeco 401(k)/Profit Sharing Retirement Plan

EIN: 91-0742146, Plan Number: 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(Dollar Amounts in Thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par, and Maturity Date		(e) Current Value
	Idearc Inc.	91,400	shares	$1,605
	iGATE Corporation	48,900	shares	414
	Immucor, Inc.	22,300	shares	758
	InfoSpace, Inc.	5,900	shares	111
	Interwoven, Inc.	30,500	shares	434
	Intuitive Surgical, Inc.	2,400	shares	775
	j2 Global Communications, Inc.	14,700	shares	311
	Johnson & Johnson	14,000	shares	934
	Jones Apparel Group, Inc.	59,900	shares	958
	JPMorgan Chase & Co.	56,500	shares	2,466
	Kaiser Aluminum Corp.	3,200	shares	254
	Kforce Inc.	26,000	shares	254
	K-V Pharmaceutical Company	13,700	shares	391
	L.B. Foster Company	6,800	shares	352
	Landec Corporation	8,000	shares	107
	Lennar Corporation	117,300	shares	2,070
	LifePoint Hospitals, Inc.	7,200	shares	214
	Limited Brands, Inc.	21,700	shares	411
	Lincoln Electric Holdings, Inc.	6,100	shares	434
	Longs Drug Stores Corp.	8,000	shares	376
	LoopNet, Inc.	5,300	shares	74
	Lufkin Industries, Inc.	5,300	shares	304
	Magellan Health Services, Inc.	8,200	shares	382
	Manitowoc Company, Inc.	15,100	shares	737
	Mariner Energy, Inc.	18,200	shares	416
	Masimo Corporation	12,700	shares	501
	Mattson Technology, Inc.	10,700	shares	92
	MedCath Corporation	16,800	shares	413
	MetLife, Inc.	33,200	shares	2,046
	Microsoft Corporation	73,100	shares	2,602
	MicroStrategy Incorporated	1,400	shares	133
	National City Corporation	24,700	shares	407
	National HealthCare Corporation	2,100	shares	109
	NetGear, Inc.	3,200	shares	114
	NetScout Systems, Inc.	39,500	shares	504
	NewMarket Corporation	7,700	shares	429
	Northrop Grumman Corporation	19,700	shares	1,549
	Novatel Wireless, Inc.	26,300	shares	426
	Obagi Medical Products, Inc.	11,000	shares	202
	OmniVision Technologies, Inc.	20,000	shares	313
	OPNET Technologies, Inc.	11,000	shares	100
	OraSure Technologies, Inc.	8,500	shares	76
	OSI Pharmaceuticals, Inc.	11,700	shares	568
	Par Pharmaceutical Companies, Inc.	15,400	shares	370
	Pediatrix Medical Group, Inc.	7,400	shares	504

Safeco 401(k)/Profit Sharing Retirement Plan

EIN: 91-0742146, Plan Number: 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(Dollar Amounts in Thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par, and Maturity Date		(e) Current Value
	Pfizer Inc.	106,800	shares	$2,428
	Phase Forward Incorporated	15,100	shares	328
	Plexus Corp.	16,200	shares	425
	Polycom, Inc.	3,900	shares	108
	Polypore International, Inc.	6,100	shares	107
	Riviera Holdings Corp.	14,400	shares	444
	Sanderson Farms, Inc.	10,100	shares	341
	Sciele Pharma Inc.	2,900	shares	59
	ShoreTel, Inc.	11,800	shares	165
	Skechers USA, Inc.	5,700	shares	111
	Spherion Corporation	43,000	shares	313
	SPSS Inc.	11,800	shares	424
	Stanley, Inc.	17,700	shares	567
	Steris Corporation	6,800	shares	196
	Sun Healthcare Group, Inc.	11,500	shares	197
	Sunoco, Inc.	13,700	shares	992
	Super Micro Computer, Inc.	11,100	shares	85
	Synchronoss Technologies, Inc.	13,200	shares	468
	T-3 Energy Services, Inc.	8,600	shares	404
	Terra Industries Inc.	16,800	shares	802
	The Dress Barn, Inc.	4,800	shares	60
	The Gap Inc.	57,000	shares	1,213
	The Hanover Insurance Group, Inc.	23,200	shares	1,063
	The Home Depot, Inc.	91,000	shares	2,452
	The Medicines Company	13,700	shares	262
	The Navigators Group, Inc.	5,700	shares	371
	The Travelers Companies, Inc.	38,000	shares	2,044
	The Warnaco Group, Inc.	13,600	shares	473
	Tyco Electronics Ltd.	60,000	shares	2,228
	Tyco International Ltd.	49,800	shares	1,975
	UnionBanCal Corporation	7,100	shares	347
	Unum Group	83,600	shares	1,989
	VASCO Data Security International, Inc.	6,500	shares	181
	Verint Systems Inc.	10,100	shares	197
	ViaSat, Inc.	12,800	shares	441
	Vignette Corporation	21,900	shares	320
	ViroPharma Incorporated	26,300	shares	209
	Wabtec Corporation	5,900	shares	203
	Wachovia Corporation	51,400	shares	1,955
	Wal-Mart Stores, Inc.	67,000	shares	3,185
	Washington Mutual, Inc.	187,100	shares	2,546
	West Pharmaceutical Services Inc.	2,900	shares	118
	W-H Energy Services, Inc.	5,600	shares	315
	World Wrestling Entertainment, Inc.	21,600	shares	319
	XL Capital Ltd.	26,100	shares	1,313

Safeco 401(k)/Profit Sharing Retirement Plan

EIN: 91-0742146, Plan Number: 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

December 31, 2007

(Dollar Amounts in Thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par, and Maturity Date		(e) Current Value
	ZOLL Medical Corporation	2,400	shares	$64

	Total common stocks			116,710
	Interest-bearing cash			5,035
	Registered investment companies (mutual funds)
	American Europacific Growth Fund	2,175,570	shares	110,671
	American Growth Fund of America	2,911,638	shares	98,996
	Goldman Sachs Small Cap Value Fund	1,648,630	shares	59,037
	Vanguard Institutional Developed Markets	87,456	shares	1,176
	Vanguard Balanced Index Fund	2,428,970	shares	53,486
	Vanguard Total Bond Market Index Fund	7,469,240	shares	75,888
	Vanguard Total Stock Market Index Fund	8,353,825	shares	266,404

	Total registered investment companies			665,658
	Employer securities
*	Safeco Corporation common stock	1,717,091	shares	95,608
*	Participant loans	Various loans at rates ranging from 5.0% to 10.5%, due from 2008 to 2027		6,262

	Total investments			$1,138,148

Column (d) is not applicable.

*	Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on June 25, 2008.

Safeco 401(k)/Profit Sharing Retirement Plan
Name of Plan

/s/ Ross J. Kari
Ross J. Kari
Member of the Administrative Committee for the Safeco 401(k)/Profit Sharing Retirement Plan

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm